Mail Stop 4720

June 3, 2010

Peter H. Lovell, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, CT 06902

Re: Odyssey Re Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2009
Supplemental Response filed April 23, 2010
File No. 001-16535

Dear Mr. Lovell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director